

Mail Stop 3720

January 11, 2016

Wei Wang
Chief Executive Officer
Chineseinvestors.com, Inc.
4880 Havana Street, Suite 102
Denver, CO 80239

>   **Re: Chineseinvestors.com, Inc.**
>   **Form 10-K for the Fiscal Year Ended May 31, 2015**
>   **Filed August 31, 2015**
>   **Form 10-Q for the Fiscal Quarter Ended August 31, 2015**
>   **Filed October 16, 2015**
>   **File No. 000-54207**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2015

Front Cover Page

1. We note your reference to your common stock as a security registered pursuant to Section 12(b) of the Securities Exchange Act of 1934. It appears that your common stock is only registered pursuant to Section 12(g). Please revise accordingly.

Business

General Development of Business, page 1

2.   You disclose that the majority of your revenue is derived from your various subscription services. It appears that "investor relations" services have been the preponderant source of revenue throughout the past two fiscal years. Please clarify this discrepancy and also provide a discussion of how revenue is generated from these services.

General Content Production, page 5

3.   We note your description of the duties of some of your editorial staff. For clarity, please revise this paragraph to remove repetitive disclosures. We also revise throughout the filing to remove repeated, identical disclosures.

Medicine Man Technologies Inc. Support Services, page 9

4.   We note your disclosures here, and throughout your filing, concerning your ownership interest in and expected revenue income from Medicine Man Technologies which will seek to act as an "adviser in the Cannabis industry space." Please enhance your current disclosures by clearly discussing the nature and scope of the business and the risks to the company from engaging in this business, including possible law enforcement consequences under federal and state laws. Please see Regulation S-K Item 101(h)(4)(ix). As you anticipate that the value of your holdings in Medicine Man Technologies will be a significant future asset, please also fully discuss any future plans, arrangements, or material commitments that you will have to that company.

Item 7. Management's Discussion and Analysis

Revenues, page 11

5.   It is unclear to us how the receipt of 2,800,000 common shares of Medicine Man Technologies, Inc. in 2014 affected trends in your earned revenues if those shares were initially recorded with a value of zero and they were delivered in exchange for development stage support. Please clarify.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 10

6.   Please provide all of the information required pursuant to Item 201 of Regulation S-K. In particular, please identify the principal U.S. market or markets in which each class of your common equity is being traded along with the approximate number of holders of each class of your common equity. Please also state the frequency and amount of any cash dividends declared on your common equity and the securities authorized for

issuance under equity compensation plans. We note that several of your executive officers have received compensation via stock awards.

Item 10. Directors, Executive Officers and Corporate Governance, page 14

7.   Please provide all of the information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K. For clarity, please organize your presentation by section (i.e. biographical information, discussion of corporate governance, etc.).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

8.   Please clarify your statement that "current ownership" of common stock "currently stands at 12,403,736 shares." It appears, from your security ownership table, that two of your executives beneficially own a combined 1,040,893 shares of common stock. We note your disclosure that as of August 31, 2015 there were only 7,249,305 shares of common stock outstanding. Please provide the information required by Item 403 of Regulation S-K for each class of your securities. We also note your previous discussion of Class A and Class B preferred shares.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 16

9.   Please provide the information required by Item 404 with regards to various transactions with Medicine Man Technologies. We note your disclosure that one of your executive officers is the founder and continues to support Medicine Man.

Financial Statements

Statement of Stockholders' Equity (Deficiency), page F-4

10.   Reconcile for us the unrealized *loss* on available for sale securities of $367,150 for the year ended May 31, 2014, as reported on page F-4, to the net unrealized *gain* on available for sale securities of $474,075 for the same year reported on page F-5.

11.   Similarly, reconcile for us Other Comprehensive Income, as reported on pages F-4 and F-5, for both reporting periods.

Statement of Comprehensive (Loss) and Income, page F-5

12.   We note that the line-item *net income* for the year ended December 31, 2014, on page F-5, reflects instead the amount of *net income/(loss) available to common shareholders* for that year. Please revise here, and on page 5 of your August 31, 2015 Form 10-Q, to present a line-item for net income/(loss) for the reporting periods, a sum that excludes *deemed dividend for beneficial conversions of convertible preferred stock*.

13.   We note that the last paragraph of page F-13 explains that you will present a line-item for "Deemed dividend for beneficial conversion of preferred stock" of $1,475,700 "under the Net Income (loss) line" on the income statement. Please tell us why you have presented this item as an *expense* line item in your income statement on page F-5 of your Form 10-K and page 5 of your August 31, 2015 Form 10-Q.

14.   It appears your Series A and Series B Convertible Preferred shares carry cumulative dividends and that these preferred shares are potentially convertible into common shares. Please conform your presentation of EPS to the requirements of ASC 260-10-45 and include the disclosures required by ASC 260-10-50.

15.   In future filings, please omit presentations of comprehensive income/(loss) per share.

Statements of Cash Flows, page F-6

16.   Reported amounts of cash provided by and used for several line-items in the cash flows statement for the year ended May 31, 2015 do not appear to agree with changes in the balance sheets from year-end to year-end. Given the limited non-cash transactions disclosure on page F-6, please reconcile for us the amounts reported on page F-6 to those on page F-3 for the following line-items:
- Deposits and other,
- Prepaid taxes,
- Accounts Payable,
- Other accrued liabilities
- Deferred Revenue
- Unearned revenue paid in cash, and
- Notes payable related party,

Otherwise, please revise.

17.   Give us also your consideration of similar discrepancies between your balance sheet line-items presented on page 4 and your operating cash flow line-items on page 6 of your August 31, 2015 Form 10-Q.

18.   Include supplemental disclosures of non-cash transactions such as those related to unearned revenue paid in stock, as required by ASC 230-10-50-3.

2. Critical Accounting Policies and Estimates

Investments, available for sale, in affiliate, page F-9

19.   Explain to us why you believe you no longer have significant influence over Medicine Man Technologies as it appears as though: you own approximately 28% of the common stock of this affiliate, you control a majority vote of its Board of Directors, and you fill

the majority of your affiliate's executive positions with your own executive personnel. As part of your response to this comment, please provide us an analysis of:

- your ownership interest in Medicine Man Technologies from date of inception to the date of your response;
- any changes in Medicine Man Technologies' Board of Directors and senior executive personnel, and
- your consideration of each indicator of significant influence specified by ASC 323-10-15-6.

<u>Investments, available for sale, in affiliate, page F-9</u>

20.   Please revise your disclosure of available for sale investments to include those disclosures required by ASC 320-10-50-1 through 50-4, 50-9 and 50-13 and ASC 820-10-50-2.bbb.c and 50-2.bbb.d. Include descriptions of the valuation techniques and the inputs used in the fair value measurements of your Level II and Level III financial instruments as required by ASC 820-10-5-1.a, 50-A, 50-2.bbb.f and 50-2.bbb.g.

21.   In this regard, please also revise the table on page F-11 in accordance with ASC 820-10-50-2B and provide information sufficient to permit reconciliation to the line items presented on your balance sheets.

22.   Please either revise the disclosures in the fourth paragraph and the following table on page F-11 or explain to us how your Level I financial instruments at May 31, 2015 ($732,180) are a majority of your financial instruments carried at market value.

23.   Further, we note your disclosure in sixth paragraph of page F-9 and in the table on page F-11 indicates your investment in an affiliate, with a fair value of $2,464,000, is presented in your May 31, 2015 balance sheet at this value "as an asset and an unrealized gain for this amount is included in Unrealized gain/(loss) on trading securities in the equity section of the balance sheet". Please reconcile this $2,464,000 carrying/fair value with the $1,148,000 carrying/fair value reported for this asset in your balance sheet on page F-3 and the last paragraph of page F-7.

<u>Accounts payable – due in stock, page F-10</u>

24.   With a view towards disclosure, please clarify for us the nature of your obligation to transfer shares of Medicine Man Technologies to one of its executives. Describe the transaction from which this obligation arose and how you accounted for it. Also disclose the contractual terms of this obligation.   Further, please explain to us your consideration of whether or not this obligation contains an *underlying* and your consideration of whether you should account for this instrument as a derivative under ASC 815.

Form 10-Q for the Fiscal Quarter Ended August 31, 2015

Statement of Comprehensive (Loss) and Income, page 5

25.   We note that diluted net loss per share attributable to common shareholders is smaller than the reported amounts for basic loss per share attributable to common shareholders in both reporting periods. Please revise to omit anti-dilutive potential common shares from your dilutive loss per share calculations.

Item 2. Management's Discussion and Analysis

Quarterly Revenues and Expenses, page 16

26.   Please expand your discussion and analysis of your declining subscription revenues as required by Instructions 3 and 4 to paragraph (b) of Item 303 of Regulation S-K. Identify and explain the causes for material changes in this revenue line-item and discuss whether or not they arise from or are not necessarily representative of your on-going business.

27.   Similarly, please expand your discussion and analysis of your declining business service revenues. Clarify whether or not the continuing reduction of your investor relations offerings reflects your current operating plans or whether it is not necessarily representative of your on-going business.

28.   We note your discussion of costs of services and gross profit margin in the seventh and eighth paragraphs of page 16. Tell us and disclose, why and under what circumstances you expect your sales to increase and your gross operating margin to improve

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications